FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2011

Commission File Number: 000-31215

MIND C.T.I. LTD.

(Translation of Registrant's Name into English)

Industrial Park, Building 7, P.O.Box 144, Yoqneam 20692, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K of the registrant consists of the following Exhibit, which is attached hereto and incorporated by reference herein:
MIND CTI to Host Annual Meeting of Shareholders
Dated August 18, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2011

MIND C.T.I. LTD.
By Order of the Board of Directors, /s/ Monica Iancu =================== Name: Monica Iancu Title: Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.	MIND CTI to Host Annual Meeting of Shareholders

Exhibit 1

MIND CTI to Host Annual Meeting of Shareholders

Yoqneam, Israel, August 18, 2011 - MIND C.T.I. LTD. (NasdaqGM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call management) solutions, today announced that its 2011 Annual General Meeting of Shareholders will be held on Tuesday, September 27, 2011 at 10:00 A.M. (Israel time), at the offices of the Company, Industrial Park, Building 7, Yoqneam 20692, Israel.

Shareholders of record at the close of business on August 26, 2011 are entitled to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Proxy statements and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail to shareholders that hold shares registered with the American Stock Transfer & Trust Company, including shares held via DTC members.

The agenda of the meeting is as follows:

    to re-appoint Brightman Almagor Zohar & Co., certified public accountants in Israel and a member of Deloitte Touche Tohmatsu, as the Company's independent auditors, until the close of next year's Annual General Meeting;

    to re-elect Mr. Mihail Rotenberg, a member of Class II of the Board of Directors of the Company, whose term of office shall expire at the 2011 AGM, as a Class II director of the Company and to approve his compensation;

    to re-elect Mr. Menahem Shalgi, whose term of office expires August 18, 2011, as an external director of the Company;

    to approve amendments to the Company's Articles of Association;

    to approve compensation for the Company's external directors;

    to approve a form of amended indemnification letter in favor of directors;

    to adopt a new Share Option Plan; and

    to discuss the Company's audited financial statements for the year ended December 31, 2010.

Approval of the matters in paragraphs (i) to (vii) above requires the affirmative vote of a majority of the ordinary shares present in person or by proxy and voting on the matter.

About MIND
MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, VoIP and Quad-play carriers in more than 40 countries around the world. A global company, with over twelve years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, UK, Romania and Israel.

For more information, visit MIND at: www.mindcti.com.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

Follow MIND on Twitter @mindcti

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com